COMFORCE CORPORATION

                      Supplement dated October 30, 1997 to
                       Prospectus dated February 18, 1997,
                   as supplemented August 29, 1997, August 14,
                   1997, July 10, 1997, May 29, 1997, April 2,
                             1997 and March 6, 1997


     On October 27, 1997, COMFORCE Corporation ("COMFORCE") commenced a tender offer for all of the common stock of Uniforce Services, Inc., a New York corporation ("Uniforce"). Uniforce is a provider of staffing, consulting and outsourcing services. COMFORCE is offering $28.00 and 0.5217 shares of its common stock for each outstanding share of Uniforce common stock. The tender offer is expected to remain open through November 24, 1997 unless extended. COMFORCE values the transaction at approximately $105 million.

     The tender offer is being commenced in accordance with the terms of an Agreement and Plan of Merger (the "Merger Agreement") executed on August 13, 1997 in which COMFORCE and Uniforce reached agreement for COMFORCE to acquire Uniforce. Pursuant to the terms of the Merger Agreement, the tender offer was to commence when the registration statement to register the shares to be offered was declared effective by the Securities and Exchange Commission (the "SEC"). The SEC declared COMFORCE's registration statement effective on October 27, 1997.

     Following the tender offer, COMFORCE plans to merge Uniforce into a wholly-owned subsidiary. The board of directors of COMFORCE and Uniforce have approved the proposed transactions. COMFORCE entered into an agreement in August 1997 with the holder of approximately 60% of Uniforce's common stock to tender his shares to COMFORCE and to vote in favor of the transactions.

     The agreement between COMFORCE and Uniforce is subject to certain conditions, including the successful completion of necessary financing by COMFORCE. COMFORCE has retained and is working with NatWest Capital Markets Limited, as well as certain commercial lending institutions, in connection with arranging necessary financing.